Montreal, June 16, 2005

Mr. Dean Suehiro

Senior Staff Accountant

SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

Washington, D.C. 20549

Dear Sir:

REFERENCE:	Quebecor Media Inc.

Form 20-F for Fiscal Year Ended December 31, 2004

Filed March 31, 2005-06-16 File No. 333-13792

Pursuant to your letter dated June 7, 2005 addressed to Mr. Jacques Mallette, Executive Vice President and Chief Financial Officer of Quebecor Media Inc. and to our telephone conversation of yesterday’s date, we understand that we have been granted an extension of delay to the 8th of July, 2005 in responding to your comments in the above-captioned matter.

Trusting the foregoing to be to your entire satisfaction, we remain,

Yours truly,

(s) Stéphanie Lachance

Stéphanie Lachance

Legal Counsel, Compliance